May 1, 2007

VIA EDGAR TRANSMISSION AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Ikanos Communications, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 7, 2007

File No. 0-51532

Dear Mr. Spirgel:

On behalf of Ikanos Communications, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated April 19, 2007 and concerning the Company’s Form 10-K for the Fiscal Year ended December 31, 2006. For your convenience, we have included the Staff’s comments in italics immediately before each of our responses. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Response to Staff’s Comments

Acquisitions, page 47

1.	We note that you referred to independent third-party appraisal firms who assisted you in determining the fair value of assets acquired and liabilities assumed. While you are not required to make reference to a third party appraiser or expert, when you do you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the expert, please revise the disclosure to explain the theoretical models and assumptions used by you to determine the valuation.

Response:

We will delete the reference to the third-party appraiser in future filings. Our revised MD&A critical accounting policies and estimates will read as follows:

Acquisitions

For accounting purposes, we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as purchased in-process research and development (IPR&D) based on the estimated fair values. As further disclosed in Note 2 to the financial statements, we use various models to determine the fair values of the assets acquired and liabilities assumed. These models include the discounted cash flow (“DCF”), the royalty savings method and the cost savings approach. The valuation requires management to make significant estimates and assumptions, especially with respect to long-lived and intangible assets as more fully disclosed in Note 2 to the financial statements.

Mr. Larry Spirgel

Securities and Exchange Commission

May 1, 2007

Note 1. Ikanos and Summary of Significant Accounting Policies

Revenue Recognition, page 69

2.	It is unclear from your disclosure herein why you accounted for claims settled in excess of your standard warranty terms as additional reductions to revenue. Yet on page 71, you stated that “if there is a material increase in customer claims compared with historical experience, or if costs of servicing warranty claims are greater than expected, the Company may record additional charges against cost of revenue.” Please reconcile for us the apparent discrepancy. Further, tell us why you believe your accounting is appropriate including your basis in the accounting literature.

Response:

The warranty provision, which is a charge to cost of goods sold, is an estimate of the costs of repairing or replacing product that is found to have defects in materials and workmanship that we expect to incur as the result of our obligations under our standard warranty terms, which generally last one year. The warranty provision, which is the estimate of the cost to fix and/or repair/replace defective product consists of a combination of 1) specific identifiable items and 2) estimated warranty costs based on historical experience. If our actual claims increase relative to our estimates, our warranty provision would increase. Any estimated cash settlement of customer claims in excess of our standard warranty terms are reflected as a reduction of revenue.

In late 2006, we experienced a major quality incident with a significant OEM customer resulting in a prolonged “lines down” condition for this customer. It is our understanding that this quality incident led to our customer experiencing financial losses beyond the cost of supplying replacement parts, including the cancellation of orders with its end-customer, penalties asserted on the OEM for missing shipments, idle workforce as a result of the production lines being down, extra expenses associated with their re-work and diagnostic testing, modification of their manufacturing process, etc. These types of “consequential” damages are not part of our standard warranty terms.

We considered the appropriateness of the initial revenue recognition and determined that all of the revenue recognition criteria of SAB 104 Topic 13. A and SOP 97-2 had been met at the time we shipped the product. In February 2007 (prior to the issuance of our Form 10-K), we entered into a settlement agreement with this OEM whereby we agreed to provide replacement parts under our standard warranty terms (part of our Q4 '06 warranty provision) and to pay the customer $1.5 million in settlement of the customer's claim for reimbursement of their consequential damages. We accounted for this payment in accordance with FAS 5 and EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer" as a liability included in "accrued rebates" and as a reduction to revenue.

3.	Please tell us the amount of the cash payments made during the fourth quarter of 2006 to settle a claim with a customer. Also, tell us whether this amount has been reflected in

Mr. Larry Spirgel

Securities and Exchange Commission

May 1, 2007

your tabular presentation of your warranty liability on page 79. Refer to paragraph 14b of FIN 45. Additionally, tell us why, in light of the recent excess claim settlement, your aggregate accrual for warranties in 2006 decreased when compared to 2005. Please discuss the effect of the excess warranty claims in your MD&A.

Response:

We made no cash payments to settle a claim with a customer during the fourth quarter of 2006. The liability for the cash settlement was established in the fourth quarter of 2006 as described in our response to comment #2, and is reflected in "accrued rebates" as of December 31, 2006.

Our aggregate accrual for warranties increased to $2,774,000 as of December 31, 2006 as compared to $2,189,000 as of December 31, 2005. In future filings, we will discuss the effect of the excess settlement costs, if material, in the revenue section of our MD&A.

Note 2. Business Combinations

NPA Acquisitions, pages 73-75

4.	We note that you utilized a DCF model for valuing certain intangible assets, with a different discount rate attributable to each. Please tell us, and revise to disclose within the Critical Accounting Policies and Estimates section, the factors that you considered to determine the appropriate discount rate to be utilized in the valuation of each intangible asset.

Response:

We estimated that typical investors would require a weighted average costs of capital (“WACC”) of 19.0% for an investment in the Company’s industry. We also considered the internal rate of return (“IRR”) that returns the purchase consideration using internal forecasts through 2010. The calculated IRR was approximately 22.0%. We believe the IRR is most reflective of a market participant based discount rate given the company specific risk inherent in the forecasts. Therefore, we used the IRR as the overall discount rate for the Company. In determining the appropriate discount rates to use in valuing each of the individual intangible assets, we adjusted the discount rate of 22.0% giving consideration to specific risk factors of each asset.

For the purposes of our analysis, we applied a discount rate of 20.0% to the Existing Technology to reflect the technological risk and market risk associated with achieving the forecasted sales attributable to the technology, as these products were commercially available and deployed as of the Valuation Date. Consistent with guidance in the AICPA IPR&D Practice Aid, we applied discount rates higher than the IRR to the In-Process Technology based upon the additional risk related to the product’s development and success as well as the product’s stage of completion as of the Valuation Date. A discount rate of 26.0% was applied to the Patents / Core Technology to reflect the increased risk of the asset revenues derived from the Existing and In-Process Technology. A discount rate of 22.0% was applied to the Trademarks, Customer Relationships, and Non-Competition Agreement because they contribute to all of the revenue

Mr. Larry Spirgel

Securities and Exchange Commission

May 1, 2007

streams and, thus, are reflective of the risk of the overall business. A discount rate of 19.0% was used to value the Order Backlog to reflect the reduced risk associated with the Order Backlog consisting of orders already received by the Company.

We will revise our Critical Accounting Policies and Estimates section in future filings to disclose that we derived our discount rate from our internal rate of return based on our internal forecasts and that we adjust the discount rate giving consideration to specific risk factors of each asset.

* * * *

Per your request, we acknowledge that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments regarding our response to the Staff’s comments please contact me at (510) 438-5330.

Sincerely,

/s/ Cory Sindelar
Cory Sindelar
Chief Financial Officer